UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Global Med Technologies, Inc.

(Name of Issuer)
Common Stock, $.01 par value per share

(Title of Class of Securities)
37935E101

(CUSIP Number)
Scott R. Zemnick, Esq.
Victory Park Capital Advisors, LLC
227 West Monroe Street, Suite 3900
Chicago, Illinois 60606
(312) 705-2786

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)
September 4, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	37935E101

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of Above Persons (Entities Only) Victory Park Capital Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,876,765*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER

4,876,765*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,876,765*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.6%[1]

14	TYPE OF REPORTING PERSON

OO
* Excludes 9,625,000 Common Shares issuable upon exercise of warrants to acquire 4,125,000 Common Shares and upon conversion of 5,500 shares of series A convertible preferred stock (“Preferred Shares”) of the Issuer convertible into 5,500,000 Common Shares, which warrants and Preferred Shares are subject to so-called “blocker” provisions prohibiting the holder from exercising the warrants or converting the Preferred Shares, as applicable, to the extent that such exercise or conversion would result in the holder becoming the beneficial owner of more than 9.99% of the outstanding Common Shares.
1 This calculation is based on 35,855,357 shares of common stock (“Common Shares”) of Global Med Technologies, Inc. (the “Issuer”) outstanding as of August 11, 2009 as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended June 30, 2009 (the “6/30/09 10-Q”).

CUSIP No.	37935E101

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of Above Persons (Entities Only) Victory Park Special Situations Master Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,876,765*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER

4,876,765*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,876,765*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.6%[2]

14	TYPE OF REPORTING PERSON

OO
* Excludes 9,625,000 Common Shares issuable upon exercise of warrants to acquire 4,125,000 Common Shares and upon conversion of 5,500 Preferred Shares convertible into 5,500,000 Common Shares, which warrants and Preferred Shares are subject to so-called “blocker” provisions prohibiting the holder from exercising the warrants or converting the Preferred Shares, as applicable, to the extent that such exercise or conversion would result in the holder becoming the beneficial owner of more than 9.99% of the outstanding Common Shares.
2 This calculation is based on 35,855,357 Common Shares outstanding as of August 11, 2009 as reported in the 6/30/09 10-Q.

CUSIP No.	37935E101

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of Above Persons (Entities Only) Jacob Capital, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,876,765*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER

4,876,765*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,876,765*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.6%[3]

14	TYPE OF REPORTING PERSON

OO
* Excludes 9,625,000 Common Shares issuable upon exercise of warrants to acquire 4,125,000 Common Shares and upon conversion of 5,500 Preferred Shares convertible into 5,500,000 Common Shares, which warrants and Preferred Shares are subject to so-called “blocker” provisions prohibiting the holder from exercising the warrants or converting the Preferred Shares, as applicable, to the extent that such exercise or conversion would result in the holder becoming the beneficial owner of more than 9.99% of the outstanding Common Shares.
3 This calculation is based on 35,855,357 Common Shares outstanding as of August 11, 2009 as reported in the 6/30/09 10-Q.

CUSIP No.	37935E101

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of Above Persons (Entities Only) Richard Levy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,876,765*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER

4,876,765*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,876,765*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.6%[4]

14	TYPE OF REPORTING PERSON

IN
* Excludes 9,625,000 Common Shares issuable upon exercise of warrants to acquire 4,125,000 Common Shares and upon conversion of 5,500 Preferred Shares convertible into 5,500,000 Common Shares, which warrants and Preferred Shares are subject to so-called “blocker” provisions prohibiting the holder from exercising the warrants or converting the Preferred Shares, as applicable, to the extent that such exercise or conversion would result in the holder becoming the beneficial owner of more than 9.99% of the outstanding Common Shares.
4 This calculation is based on 35,855,357 Common Shares outstanding as of August 11, 2009 as reported in the 6/30/09 10-Q.

Item 1. Security and Issuer.
     This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) relates to the common stock, par value $.01 per share (the “Common Shares”), of Global Med Technologies, Inc., a Colorado corporation (the “Issuer”). The address of the principal executive office of the Issuer is 12600 West Colfax, Suite C-420, Lakewood, Colorado 80215. This Amendment No. 1 amends and supplements, as set forth below, the Schedule 13D filed by the Reporting Persons with respect to the Issuer on December 9, 2008 (the “Schedule 13D”). All capitalized terms not otherwise defined herein have the meanings ascribed to them in the Schedule 13D. Only those items amended are reported herein.
     As of September 4, 2009, the Reporting Persons (as hereinafter defined) beneficially owned an aggregate of 4,876,765 Common Shares (the “Subject Shares”), representing approximately 13.6% of the outstanding Common Shares. Each of the Reporting Persons may also be deemed to be the beneficial owner of 9,625,000 Common Shares issuable upon exercise of warrants (the “Warrants”) to acquire 4,125,000 Common Shares and upon conversion of 5,500 shares of series A convertible preferred stock, par value $0.01 per share (the “Preferred Shares”), of the Issuer convertible into 5,500,000 Common Shares. The Warrants and Preferred Shares are subject to so-called “blocker” provisions prohibiting the Reporting Persons from exercising the Warrants or converting the Preferred Shares, as applicable, to the extent that such exercise or conversion would result in the Reporting Persons becoming the beneficial owners of more than 9.99% of the outstanding Common Shares. Accordingly, based on the number of outstanding Common Shares as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended June 30, 2009 (the “6/30/09 10-Q”), the Warrants are not currently exercisable and the Preferred Shares are not currently convertible and, consequently, the 9,625,000 Common Shares issuable upon exercise of the Warrants and conversion of the Preferred Shares have not been included in the number of Subject Shares beneficially owned by the Reporting Persons.
Item 4. Purpose of Transaction.
Item 4 of the Schedule 13D is amended and supplemented as follows:
     On September 4, 2009, representatives of the Reporting Persons delivered a letter (the “Letter”) to the Issuer’s board of directors indicating that the Reporting Persons are prepared to purchase all of the Issuer’s outstanding equity securities that they do not already own for $0.90 per share in cash, subject to the completion of limited, confirmatory due diligence and the negotiation of a definitive merger agreement (the “Proposal”). A copy of the Letter is attached hereto as Exhibit 1 and is incorporated herein by reference.
     The Reporting Persons believe that delivery of the Letter constitutes a proposal to acquire a majority share in, or full ownership of, the Issuer. The Reporting Persons thus believe that under the Value Added Marketing Agreement between McKesson Information Solutions LLC (“McKesson”), a division of McKesson Corporation, and the

Issuer, McKesson has the right to receive notice of such offer and to make a similar offer. The Reporting Persons believe that the Issuer has no obligation to accept such offer.
     The Proposal is preliminary, and remains subject to negotiation of definitive documentation; approval of the Issuer’s board of directors; approval by the shareholders of the Issuer; and satisfaction of the other conditions set forth in the Letter. As of September 4, 2009, the Issuer and its advisors have not yet had an opportunity to respond to the Letter. There can be no assurance that the proposed transactions or any other transaction will result from the Proposal. The Reporting Persons have sought and may in the future seek the views of, hold discussions with and respond to inquiries from the Issuer’s shareholders, and/or the board of directors, officers or representatives of the Issuer, as well as other persons, regarding the Proposal and alternatives thereto. In connection with the proposed transactions referenced in the Letter and other plans or proposals that the Reporting Persons may develop, the Reporting Persons may make and negotiate proposals to and with the Issuer and/or such other persons concerning the Proposal and alternatives thereto, and may enter into agreements with the Issuer and/or such other persons in connection with those negotiations and proposals. Such discussions may include one or more actions described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans or make proposals, and take such action with respect thereto, including any or all of the items set forth in subsections (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.
Item 7. Material to Be Filed as Exhibits.
Item 7 of the Schedule 13D is amended and supplemented as follows:
1.	Letter to the Board of Directors of Global Med Technologies, Inc., dated September 4, 2009.
2.	Joint Filing Agreement (previously filed as Exhibit 2 to the Schedule 13D filed on December 9, 2008).

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 8, 2009
VICTORY PARK CAPITAL ADVISORS, LLC

By:	Jacob Capital, L.L.C., its Manager

By:	/s/ Richard Levy Name: Richard Levy
Title: Sole Member
VICTORY PARK SPECIAL SITUATIONS MASTER FUND, LTD.

By:	/s/ Richard Levy Name: Richard Levy
Title: Attorney-in-Fact
JACOB CAPITAL, L.L.C.

By:	/s/ Richard Levy Name: Richard Levy
Title: Sole Member
RICHARD LEVY

/s/ Richard Levy Richard Levy

EXHIBIT INDEX
1.	Letter to the Board of Directors of Global Med Technologies, Inc., dated September 4, 2009.
2.	Joint Filing Agreement (previously filed as Exhibit 2 to the Schedule 13D filed on December 9, 2008).

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